Submission of Proposal to a Vote of Shareholders

The annual meeting of shareholders of the Fund was held on April 23, 2014. The following is a summary of the proposal submitted to shareholders for vote at the meeting and votes cast.


Proposal
Votes for	Votes
against	Votes abstained
Common and Preferred Shares
Election of John L. Harrington as trustee until the 2017 annual meeting
5,983,309.799	155,503.268	68,549.294

In addition to the trustee who was elected at the annual meeting, as noted above, the following other trustees continued in office after the Fund's annual meeting: Barry M. Portnoy, Adam D. Portnoy, Arthur G. Koumantzelis and Jeffrey P. Somers.